EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2011	2012	2013	2014	2015	9/30/2016	9/30/2016
EARNINGS
Income Before Income Taxes	$678.7	$487.8	$635.7	$348.6	$359.2	$441.1	$367.2
Fixed Charges (as below)	248.0	245.5	215.5	136.1	135.7	125.6	92.3
Total Earnings	$926.7	$733.3	$851.2	$484.7	$494.9	$566.7	$459.5

FIXED CHARGES
Interest Expense	$222.0	$213.1	$182.0	$128.3	$127.8	$119.2	$87.7
Credit for Allowance for Borrowed Funds Used During Construction	2.3	9.1	10.1	4.4	4.8	3.3	2.3
Estimated Interest Element in Lease Rentals	23.7	23.3	23.4	3.4	3.1	3.1	2.3
Total Fixed Charges	248.0	$245.5	$215.5	$136.1	$135.7	$125.6	$92.3

Ratio of Earnings to Fixed Charges	3.73	2.98	3.94	3.56	3.64	4.51	4.97